Templeton Global Opportunities Trust

500 East Broward Blvd., Suite 2100

Fort Lauderdale, Fl 33394-3091

Tel: 954.527.7500

November 8, 2010

Filed Via EDGAR

(CIK #0000856138)

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N. E.

Washington, D.C. 20549

Re: Templeton Global Opportunities Trust

File Nos. 33-31267 and 811-05914

Dear Sir or Madam:

On behalf of the above-referenced Fund, following are the responses to the Staff’s comments conveyed on November 2, 2010 with regard to the Preliminary Proxy Statement, filed with the U.S. Securities and Exchange Commission (“SEC”) on October 22, 2010 pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934.  Each comment is summarized below, followed by the Fund’s response to the comment.

General Comments:

1.                  Comment:  Due to the new sub-advisory agreements, make assurances to the shareholders that management fees would not change or increase due to new sub-advisors.

Response:  Language was added to page 3 stating there would be no additional expenses to Fund with the new sub-advisory agreements with Templeton Asset Management Ltd. and Franklin Templeton Investments (Asia) Limited (FTIA).

2.                  Comment:  Under the section Introduction to the Proposals we need to better clarify Ms. Cynthia L. Sweeting employment status.

Response:  Under the first paragraph in the Introduction to the Proposals, language was added to show that Ms. Sweeting was an employee of Templeton Investment Counsel, LLC, the Investment Manager of the Fund and Ms. Joanne Wong was an employee of FTIA.

In connection with the Fund’s responses to the SEC Staff’s comments on the Preliminary Proxy Statement, the Fund acknowledges that:  (i) the Fund is responsible for the adequacy of the disclosure in the Fund’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact either the undersigned, at (954) 847-2283, or Robert C. Rosselot, at (954) 847-2285, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/LORI A. WEBER

Lori A. Weber

Assistant Secretary